Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 4.a. and 4.b, and Part III, Item 15.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 4.a.

LNI, which routes LNI resting orders to the H2O ATS and LPC orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Part II, Item 4.b.

LNI, which routes LNI orders to the H2O ATS and LPC resting orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner, as described in the response to Item 16 of Part III.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

A participant can instruct LNI that a parent order that otherwise could be routed to both ATSs should only route to the H2O ATS and not to the Negotiation ATS.

Part III, Item 15.b.

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but a recipient knows that the quantity of the LP resting order must meet (i) the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000, and (ii) a share quantity determined based on the quantity of the Members indication and various tolerance percentages set by the Member. A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i) Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A participants targeted invitation is displayed during the same period that the associated LNI resting order is in effect.

A targeted invitation displays the symbol, side and execution size of the associated LNI resting order. A targeted invitation also notifies the recipient whether the LNI resting order is executable based on the current market price and the senders price constraint. A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount.

(ii) Manual targeted invitations and targeted invitations from algos

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from algos.

In a manual targeted invitation, the sender receives certain information regarding the actions of the recipients, as described in this section. In a targeted invitation from an algo, the sender does not receive information regarding the actions of the recipients.

Targeted invitations from algos are an optional parameter or configuration associated with algo, Liquidnet-only and LN auto-ex orders.

(iii) Qualifying Members

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

(iv) Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to Qualifying Members. A targeted invitation notification relates to a specific stock. A trader at a Member firm can only receive targeted invitations ~~or send manual targeted invitations~~ if the Member has opted-in to this functionality through Liquidnet Transparency Controls and is a Qualifying Member, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* ~~Manual targeted invitation orders cannot execute against orders from liquidity partners (in the H2O ATS).~~Manual targeted invitation orders can execute against orders from liquidity partners (in the H2O ATS), subject to the Member having opted-in to interacting with liquidity partners, but if a Member has opted-in to interacting with liquidity partners, a trader at the Member firm can instruct Liquidnet that the trader does not want to interact with liquidity partners for manual targeted invitation orders.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days.

By default, a targeted invitation notification is sent to traders at Qualifying Members where the recipient trader meets any of the following criteria:

* Opposite-side indication in Liquidnet. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000)

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side execution in Liquidnet. The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the ~~minimum negotiated execution size or the default~~ minimum ~~execution~~order size for manual targeted invitations (as set forth ~~in the next bullet~~above).

* Minimum execution size. The default minimum execution size for a manual targeted invitation order is the lesser of 25,000 shares and 15% of ADV. A trader can adjust the~~The~~ minimum execution size for a manual targeted invitation ~~order cannot be~~to an amount that is not greater than the working quantity on the indication and ~~cannot be~~not less than ~~the default value set forth in this bullet or~~ the minimum negotiated execution size.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the system prioritizes the recipients based on a set of prioritization rules that Liquidnet may update from time-to-time. Liquidnet maintains and provides to Members upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication transmitted to LNI, the available quantity of the recipients indication transmitted to LNI (if applicable), and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying recipient through Liquidnet 5. The notification includes the ~~senders minimum execution size~~targeted invitation display amount~~, but the recipient must take an action through the desktop application to view the senders minimum execution size~~. A recipient is further made aware through Liquidnet 5 when a targeted invitation expires.

A recipient is notified through Liquidnet 5 if the senders targeted invitation order is not executable based on the current market and the senders price constraint. If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis 10 seconds after that, the system provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A recipient has the following two options upon receipt of a targeted invitation notification:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

If a trader dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient also can take any other action permitted by the Liquidnet Trading Rules, including the creation of an opposite-side indication or order.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v)   Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

(vi)   Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii)   Targeted invitations from algos

Types of orders

Liquidnet makes available targeted invitation functionality for Liquidnet-only and LN auto-ex orders and for certain categories of algo orders as notified by Liquidnet to its participants. This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as targeted invitations from algos.

Applicability of description relating to manual targeted invitations

The provisions ~~of~~in the ~~this~~ sub-sections above relating to manual targeted invitations ~~that do not specifically reference manual targeted invitations~~ are also applicable to targeted invitations from algos, except as otherwise set forth in this sub-section.

Targeted invitations from low-touch algo orders from customers

For low-touch orders, subject to the customers consent (as described below), the system can send targeted invitation notifications to Members that are qualifying recipients. The system applies the same default configurations for manual targeted invitations and targeted invitations from algos, as follows:

* Maximum number of recipients - 5
* Look-back period - 20 days
* Minimum ~~execution~~order size - lesser of 25,000 shares and 15% of ADV.

Members can modify the default configurations for targeted invitations from algos in the same manner that they can modify the default configurations for manual targeted invitations.

Any configuration above for a Member or customer applies to all targeted invitations from algos sent by the Member or customer.

Targeted invitations from high-touch algo orders from customers

For high-touch orders, subject to the customers consent, a Liquidnet trader can elect to authorize the system to send targeted invitation notifications for a particular order. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from low-touch algo orders from customers.

Targeted invitations for Member orders created through Liquidnet 5

For orders created by a Member through Liquidnet 5 (whether algo, Liquidnet-only or LN auto-ex orders), the Member (through the consent process described below) can authorize Liquidnet to send targeted invitation notifications to other Members that are qualifying recipients. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from low-touch algo orders from customers.

Cancellation of targeted invitations from algos

The system will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum ~~execution~~order size for targeted invitations.

* Limit price. At a specific time and 61 seconds after that, (i) the limit price of the Members or customers buy order is lower than the best bid in the market (or the mid-price, if the sender has a mid-peg instruction), or (ii) the limit price of the Members or customers sell order is higher than the best offer in the market (or the mid-price, if the sender has a mid-peg instruction).

* Cancellation of associated order. The Member or customer cancels the associated order, and, in the case of a low-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Expiration or cancellation of a targeted invitation notification does not affect the related order.

Resending of a targeted invitation after a cancel

The system can resend a targeted invitation after a cancel subject to the conditions set forth above, except that the six-minute period described above runs from the most recent cancel of the targeted invitation.

Notifications to senders of targeted invitations from algos

A sender of a targeted invitation from ~~an~~ algos where the parent order is created through Liquidnet 5 is ~~not~~ notified of ~~any of~~ the following through Liquidnet 5 ~~through Liquidnet 5 unless the sender is a Qualifying Member~~:

* Whether or not there are any qualifying recipients ~~(however, Liquidnet can provide reports with this information on T+1)~~
* When a recipient indicates interest or requests more time
* When all recipients have dismissed the targeted invitation notification.

A sender of a targeted invitation from algos where the parent order is not created through Liquidnet 5 is not notified of the items above, but Liquidnet can provide a report to the sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from algos.